Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

ASX ANNOUNCEMENT – RESULTS OF GENERAL MEETING

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolution and the proxies received in respect of the resolution are set out in the attached proxy summary.

Yours faithfully,

Paul Dixon

Company Secretary

About Progen

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:

T Justus Homburg

Chief Executive Officer

+61 7 3842 3333

Progen Pharmaceuticals Limited	Proxy Summary
General Meeting (Buy Back Approval)	Wednesday, 22 April 2009

1)          Approve the Buy Back Offer

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
25,447,872	151,451	5,389	129,135

The motion was carried as an ordinary resolution on a show of hands.